Gordon Pointe Acquisition Corp.

780 Fifth Avenue South
Naples, FL 34102

December 31, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

Attn: Adam Phippen and Bill Thompson

RE:	Gordon Pointe Acquisition Corp.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed March 18, 2019
File No. 1-38363

Dear Messrs. Phippen and Thompson:

On behalf of Gordon Pointe Acquisition Corp. (the “Company”), I am submitting this letter in response to the comments received from the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), in a letter dated December 9, 2019 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2018 filed March 18, 2019.

For your convenience, set forth below in italics are the comments in the Comment Letter, followed by the Company’s response to that comment.  References in this letter to “we,” “our” or “us” mean the Company.

Form 10-K for the Fiscal Year Ended December 31, 2018

Exhibits 31.1 and 31.2, page 1

1.       The certifications do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting after the end of the transition period that allows for these omissions.  Please file an amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications.  See Regulations S-K C&DI 246.13.

Response: We acknowledge the Staff’s comment and will file on the date hereof an amendment to our Form 10-K for the fiscal year ended December 31, 2018.  Such amendment will include revised certifications to include paragraph 4(b) and the introductory language in paragraph 4 as indicated by the Staff.

If you have any questions regarding our responses, please contact our counsel, Stephen M. Cohen, Esq. at smcohen@foxrothschild.com or by telephone at (215) 299-2744.

Very truly yours,

/s/ Douglas L. Hein
Douglas L. Hein, Chief Financial Officer

cc:	Fox Rothschild LLP